

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Kevin Noblet
President
The Empire District Electric Company
602 S. Joplin Avenue
Joplin, Missouri 64801

   Re: The Empire District Electric Company
     Empire District Bondco, LLC
     Registration Statement on Form SF-1
     Filed September 29, 2023
     File Nos. 333-274815 and 333-274815-01

Dear Kevin Noblet:

   We have reviewed your registration statement and have the following comment(s).

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1

General

1. We note that throughout the registration statement you refer to an intercreditor agreement that will be entered into as a condition for the issuance of additional securitized utility tariff bonds. We note also that there are various cross-references to "Security for the Securitized Utility Tariff Bonds—Intercreditor Agreement," which does not appear as a section in the form of prospectus. Please revise your form of prospectus to include disclosure about the material terms of any such intercreditor agreement and update the relevant cross-references. Alternatively, if you believe that such disclosure is unnecessary, please tell us why.

Form of Prospectus
Security for the Securitized Utility Tariff Bonds
Pledge of Collateral, page 82

2. We note that, in addition the securitized utility tariff property, the collection account and all subaccounts will also secure the bonds, including all "cash instruments, investment property or other assets on deposit therein or credited thereto … and all financial assets and securities entitlements carried therein or credited thereto." Please confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Affiliations and Certain Relationships and Related Transactions, page 110

3. Your disclosure refers to certain ordinary course banking relationships maintained by each of the sponsor, the initial servicer and the depositor with certain other transaction parties. To the extent there are other affiliations, relationships and/or related transactions that are required to be disclosed under Item 1119 of Regulation AB, please revise your disclosure to identify any such affiliations, relationships and/or related transactions. Refer to Item 1119 of Regulation AB.

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

4. Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

Item 15. Undertakings, page II-3

5. Please revise to include the undertaking under Item 512(b) of Regulation S-K or tell us why it is not appropriate for you to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Weidberg at 202-551-6892 or Benjamin Meeks at 202-551-7146 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance